Exhibit 99.1

Crdentia Corp. Announces Appointment of New Director and New Chief Financial Officer

DALLAS, TX- (BUSINESS WIRE) December 30, 2003--Crdentia Corp. (OTCBB: CRNC), announced today that its Board of Directors has appointed C. Fred Toney to serve as a Class I member of the Board of Directors and William S. Leftwich to serve as its Chief Financial Officer and Secretary.

Mr. Toney currently serves as the Managing Partner of the investment advisory firm MedCap Management & Research LLC, which is the General Partner of MedCap Partners L.P., an investment fund that focuses on healthcare, life sciences and medical technology companies. Previously, Mr. Toney spent more than 15 years in senior healthcare management positions and with several Wall Street firms, primarily in institutional research and investment banking, specializing in the healthcare field. Mr. Toney will also serve on the audit committee of the Board of Directors. He is currently also Chairman of RxList LLC.

Mr. Leftwich brings over 25 years of financial, accounting and management experience to his position as Chief Financial Officer & Secretary of Crdentia, having served in senior management positions with a number of companies serving both the domestic and international markets, primarily in the energy and technology fields. His background includes extensive SEC experience, multiple IPOs, debt and equity financings and mergers and acquisitions. Mr. Leftwich is a licensed CPA.

About Crdentia Corp.

Crdentia Corp. seeks to capitalize on an opportunity that currently exists in the healthcare industry by targeting the critical nursing shortage issue. There are many small companies that are addressing the rapidly expanding needs of the healthcare industry. Unfortunately, due to their relatively small capitalization, they are unable to maximize their potential, obtain outside capital or expand. By consolidating well-run small private companies into a larger public entity, Crdentia intends to facilitate access to capital, the acquisition of technology, and expanded distribution that, in turn, drive internal growth.

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Among the important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Forms 10-KSB, Forms 10-QSB, and other filings with the Securities and Exchange Commission. Such risk factors include, but are not limited to, a limited operating history with no earnings; reliance on the Company's management team, members of which have other business interests; the ability to successfully implement the Company's business plan; the ability to continue as a going concern; the ability to fund the Company's business and acquisition strategy; the growth of the temporary healthcare professional staffing business; difficulty in managing operations of acquired businesses; uncertainty in government regulation of the healthcare industry; and the limited public market for the Company's common stock. The actual results that the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.


CONTACT:
Crdentia Corp.
James D. Durham, CEO and Chairman
972-850-0780
www.crdentia.com